Leader Funds Trust

315 W. Mill Plain Blvd.

Suite 204

Vancouver, WA 98660

May 13, 2019

Public Filing Desk U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Leader Funds Trust (CIK No. 0001580642, File Nos. 333- 229484 and 811- 23419) Request for Withdrawal of Pre-Effective Amendment No. 1 to Registration Statement on Form N-1A

Dear Sir or Madam:

Leader Funds Trust (the “Trust) has determined that the pre-effective amendment filed on Form N-1A on its behalf on May 10, 2019 (accession number 0001580642-19-002453) (the "Amendment") was filed using an incorrect Securities Act of 1933 (the “33 Act”) number and that it is in the best interests of the Trust and the public that the filing be withdrawn. Accordingly, pursuant to Rule 477(a) under the 33 Act, the Trust hereby requests that the Amendment be withdrawn. The Trust will file an updated pre-effective amendment using the correct 33 Act number for the Trust. Please direct any questions concerning this letter to John Lively of Practus, LLP, counsel to the Trust at (913) 660-0778.

Very truly yours,
_/s/ John Lively_
John Lively